

November 20, 2012

Via E-mail
Mr. Joel Primus
Naked Brand Group Inc.
#2 34346 Manufacturers Way
Abbotsford, British Columbia
Canada V2S 7M1

> **Re: Naked Brand Group Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed November 5, 2012**
> **File No. 000-52381**

Dear Mr. Primus:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Recent Sales of Unregistered Securities, page 29

1. We reissue comment 8 of our letter dated October 11, 2012. Please provide disclosure pursuant to Item 701 of Regulation S-K with respect to Naked Boxer Brief Clothing Inc.

Exhibits

2. We note your supplemental response to comment 9 of our letter dated October 11, 2012. We remain unable to locate the warrant agreements. Please advise us of their location or file them with your amended 8-K.

3. We note that Exhibit 10.16 has been filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director